EXHIBIT 23

Consent of Independent Accountants

The Board of Directors
inTEST Corporation

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-44059, No. 333-33733, No. 333-43096 and No. 333-70046) of inTEST Corporation of our report dated February 25, 2002, relating to the consolidated balance sheets of inTEST Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive earnings (loss), stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001, and the related financial statement schedule, which report appears in the December 31, 2001 annual report on Form 10-K of inTEST Corporation.

KPMG LLP

Philadelphia, Pennsylvania
April 1, 2002